For the fiscal year ended (a) 4/30/97
File number (c) 811-6391

                          SUB-ITEM 77D
          Policies With Respect to Security Investments

     At a meeting of the Board of Directors held on February 21, 1997, the Directors approved and authorized a change in investment policy permitting the Fund to hold up to 15% of its net assets in repurchase agreements which have a maturity of longer than 7 days or in other illiquid securities; and authorized a corresponding change in the Fund's Procedures for Determining the Liquidity of Securities having Legal or Contractual Restrictions on Resale, as applicable.